Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-46882 on Form S-3 and Nos. 333-56194 and 333-62008 on Form S-8, of our report dated April 29, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for cash consideration received from vendors effective as of February 3, 2002), relating to the financial statements of Pathmark Stores, Inc., and of our report on internal control over financial reporting dated April 29, 2005 (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weaknesses) both appearing in this Annual Report on Form 10-K of Pathmark Stores, Inc. for the year ended January 29, 2005.

/s/ Deloitte & Touche LLP

New York, New York
April 29, 2005